UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 11, 2023

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual Report and Notice of Annual General Meeting

On May 11, 2023, Renalytix plc (the “Company”) published a letter to shareholders and notice of general meeting to its ordinary shareholders.

The letter to shareholders and notice of general meeting are furnished herewith as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

The information contained in the letter to shareholders and notice of general meeting shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Letter to Shareholders
99.2	Notice of General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: May 11, 2023